OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2007
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

BROADCOM CORPORATION
(Name of Issuer)
Class A common stock, par value $0.0001
(Title of Class of Securities)
111320107
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	111320107	Page	2	of	12

1	NAMES OF REPORTING PERSONS: HENRY SAMUELI, PH.D.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		37,381,092

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		37,381,092

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	37,381,092

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.3%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	See Item 4

CUSIP No.	111320107	Page	3	of	12

1	NAMES OF REPORTING PERSONS: H&S INVESTMENTS I, L.P.(2)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-(3)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

-0-(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,493,022(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

1.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(2)	See Item 4.

(3)	H&S Ventures LLC is the general partner of H&S Investments I, L.P. As the indirect owner of H&S Ventures LLC, Dr. Samueli has sole voting and dispositive power over these shares.

CUSIP No.	111320107	Page	4	of	12

1	NAMES OF REPORTING PERSONS: HS MANAGEMENT, L.P.(4)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-(5)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

-0-(5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,850,473(5)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(4)	See Item 4.

(5)	H&S Ventures LLC is the general partner of HS Management, L.P. As the indirect owner of H&S Ventures LLC, Dr. Samueli has sole voting and dispositive power over these shares.

CUSIP No.	111320107	Page	5	of	12

1	NAMES OF REPORTING PERSONS: HS PORTFOLIO L.P.(6)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-(7)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

-0-(7)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

24,489,602(7)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(6)	See Item 4.

(7)	H&S Ventures LLC is the general partner of HS Portfolio L.P. As the indirect owner of H&S Ventures LLC, Dr. Samueli has sole voting and dispositive power over these shares.

CUSIP No.	111320107	Page	6	of	12

1	NAMES OF REPORTING PERSONS: HS PORTFOLIO II L.P.(8)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-(9)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

-0-(9)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,762,500(9)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(8)	See Item 4.

(9)	H&S Ventures LLC is the general partner of HS Portfolio II L.P. As the indirect owner of H&S Ventures LLC, Dr. Samueli has sole voting and dispositive power over these shares.

CUSIP No.	111320107	Page	7	of	12

1	NAMES OF REPORTING PERSONS: H&S VENTURES LLC(10)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-(11)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

-0-(11)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

36,595,597(12)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(10)	See Item 4.

(11)	H&S Ventures LLC is the general partner of H&S Investments I, L.P., HS Management, L.P., HS Portfolio L.P. and HS Portfolio II L.P. As the indirect owner of H&S Ventures LLC, Dr. Samueli has sole voting and dispositive power over these shares.

(12)	Represents shares directly held by H&S Investments I, L.P., HS Management, L.P., HS Portfolio L.P. and HS Portfolio II L.P.

This Schedule 13G/A covers 37,381,092 shares of the Issuer which includes 36,595,597 shares of Class B common stock, 4,245 shares of Class A common stock, 773,437 shares of Class A common stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of December 31, 2006 and 7,813 shares of Class A common stock that will become issuable from restricted stock units within 60 days of December 31, 2006. Each share of Class B common stock has the right to ten votes and each share of Class A common stock has a right to one vote on most matters submitted to a vote of the Issuer’s shareholders. Each share of Class B common stock is immediately convertible into one share of Class A common stock on a 1-for-1 basis, at the option of the holder and upon certain events.

Item 1(a)	Name of Issuer:
Broadcom Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:
16215 Alton Parkway, Irvine California 92618

Item 2

(a) Name of Persons Filing:
(I) Henry Samueli, Ph.D.
(II) H&S Investments I, L.P.
(III) HS Management, L.P.
(IV) HS Portfolio L.P.
(V) HS Portfolio II L.P.
(VI) H&S Ventures LLC

(b) Address of Principal Business Office or, if None, Residence:
2101 East Coast Highway 3rd Floor Corona del Mar, CA 92625

(c) Citizenship:
United States

(d) Title of Class of Securities:
Class A common stock, $0.0001 par value

(e) CUSIP Number:
111320107

Page 8 of 12 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or Dealer registered under Section 15 of the Act.
(b) ☐ Bank as defined in Section 3(a)(6) of the Act.
(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act.
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940.
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
     Not Applicable. This Schedule is filed pursuant to Rule13d-1(d).
Item 4 Ownership:
     (a)-(c)
     (I) As of December 31, 2006, Dr. Henry Samueli beneficially owned 37,381,092 shares of the Issuer’s Class A common stock on an as-converted basis, representing approximately 7.3% of the outstanding shares of Class A common stock. According to the Issuer, 473,533,509 shares of Class A common stock and 74,780,699 shares of Class B common stock were outstanding as of December 31, 2006. Holders of the Issuer’s Class A common stock are entitled to one vote per share and holders of the Issuer’s Class B common stock are entitled to ten votes per share. Each share of Class B common stock is immediately convertible into one share of Class A common stock at the option of the holder and upon certain events. Dr. Samueli beneficially owns approximately 7.3% of the outstanding shares of Class A common stock on an as-converted basis, however, through his ownership of shares of Class B common stock he has sole voting power of approximately 30% of the total voting power.
     The 37,381,092 shares of Class A common stock which Dr. Samueli beneficially owns includes:
(A)	(i) 8,493,022 shares of Class B common stock owned by H&S Investments I, L.P., (ii) 1,850,473 shares of Class B common stock owned by HS Management, L.P., (iii) 24,489,602 shares of Class B common stock held by HS Portfolio L.P., (iv) 1,762,500 shares of Class B common stock owned by HS Portfolio II L.P. H&S Ventures LLC is the general partner of each of these entities, and Dr. Samueli has sole voting and dispositive power over these shares;

Page 9 of 12 Pages

(B)	4,245 shares of Class A common stock held directly;

(C)	773,437 shares of Class A common stock issuable upon exercise of options held by Dr. Samueli that are currently exercisable or will become exercisable within 60 days after December 31, 2006; and

(D)	7,813 shares of Class A common stock that will become issuable from restricted stock units held by Dr. Samueli within 60 days after December 31, 2006.
Dr. Samueli disclaims beneficial ownership of shares held by HS Management L.P. and HS Portfolio L.P., except to the extent of his pecuniary interest in such shares.
     Dr. Samueli is a Co-Founder and Chairman of the Board of the Issuer and has served as its Chief Technical Officer since the Issuer’s inception in 1991. Dr. Samueli also served as the Issuer’s Vice President of Research and Development from the Issuer’s inception until March 2003. Dr. Samueli obtained substantially all of his ownership position in the Company prior to the Issuer’s initial public offering in April of 1998.
     (II) As of December 31, 2006, H&S Investments I, L.P. directly holds 8,493,022 shares of Class B common stock of the Issuer. H&S Ventures LLC is the general partner of H&S Investments I, L.P. Dr. Samueli has sole voting and dispositive power over these shares.
     (III) As of December 31, 2006, HS Management, L.P. directly holds 1,850,473 shares of Class B common stock of the Issuer. H&S Ventures LLC is the general partner of HS Management, L.P. Dr. Samueli has sole voting and dispositive power over these shares.
     (IV) As of December 31, 2006, HS Portfolio L.P. directly holds 24,489,602 shares of Class B common stock of the Issuer. H&S Ventures LLC is the general partner of HS Portfolio L.P. Dr. Samueli has sole voting and dispositive power over these shares.
     (V) As of December 31, 2006, HS Portfolio II L.P. directly holds 1,762,500 shares of Class B common stock of the Issuer. H&S Ventures LLC is the general partner of HS Portfolio II L.P. Dr. Samueli has sole voting and dispositive power over these shares.

Page 10 of 12 Pages

     (VI) As of December 31, 2006, H&S Ventures LLC is deemed to beneficially own 36,595,597 shares of Class B common stock of the Issuer due to its role as general partner of H&S Investments I, L.P., HS Management, L.P., HS Portfolio L.P. and HS Portfolio II L.P. (see Sections II through V above). Dr. Samueli has sole voting and dispositive power over these shares.

Item 5	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

Item 10	Certification
Not applicable.

Page 11 of 12 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2007	/s/ Henry Samueli
Henry Samueli, Ph.D.
Individually; and on behalf of H&S Ventures LLC, the general partner of H&S Investments I, L.P., HS Management, L.P., HS Portfolio L.P., and HS Portfolio II L.P.